SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 17)
BIOTIME INC.
(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)
Alfred D. Kingsley. Greenway Partners, L.P. 150 E. 57th Street New York, New York 10022 (212) 355-6800
(Name, address and telephone number of person authorized to receive notices and communications)
April 12, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s)) (Page 1 of 13Pages)

CUSIP No. 09066L105		13D	Page 2 of 13 Pages

1			NAME OF REPORTING PERSON: GREENBELT CORP. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3791931
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS: 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	1,941,330
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,941,330
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,941,330
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.5%%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105		13D	Page 3 of 13 Pages

1			NAME OF REPORTING PERSON: GREENWAY PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3714238
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS: WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	976,063
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	976,063
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	976,063
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.2%
14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105		13D	Page 4 of 13 Pages

1			NAME OF REPORTING PERSON: GREENHOUSE PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3793447
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS: WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	976,063
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	976,063
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	976,063
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.2%
14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105		13D	Page 5 of 13 Pages

1			NAME OF REPORTING PERSON: GREENBROOK VALLEY LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS: WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	976,063
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	976,063
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	976,063
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.2%
14	TYPE OF REPORTING PERSON:	OO

CUSIP No. 09066L105		13D	Page 6 of 13 Pages

1			NAME OF REPORTING PERSON: GREENMINT LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS: WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	976,063
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	976,063
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	976,063
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.2%
14	TYPE OF REPORTING PERSON:	OO

CUSIP No. 09066L105		13D	Page 7 of 13 Pages

1			NAME OF REPORTING PERSON: ALFRED D. KINGSLEY S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS: PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER	6,595,811
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	2,917,393
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	6,595,811
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,917,393
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	9,513,204
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	37.1%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105		13D	Page 8 of 13 Pages

1			NAME OF REPORTING PERSON: GARY K. DUBERSTEIN S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS: PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER	12,936
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	2,917,393
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	12,936
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,917,393
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,930,329
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	12.5%
14	TYPE OF REPORTING PERSON:	IN

This Amendment No. 17 (“Amendment No. 17”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, Amendment No. 13 dated January 26, 2004, Amendment No. 14 dated February 2, 2004, Amendment No. 15 dated September 12, 2005, and Amendment No. 16 dated December 27, 2005 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), Greenbrook Valley LLC (“Greenbrook”), Greenmint LLC (“Greenmint”), Alfred D. Kingsley and Gary K. Duberstein (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on each Reporting Person’s respective cover sheet and presented in response to Item 6 is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

The information presented in response to Item 6 is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown their respective cover page, which information is incorporated by reference herein by such Reporting Person. The percentages are based upon the number of shares shown as outstanding on the Company’s quarterly report on Form 10-K for the year ended December 31, 2005, plus, 33,750 Greenbelt Consulting Shares issued to Greenbelt during April 2006 for consulting services rendered through March 31, 2006 and 100,000 shares issuable to the lenders under the Credit Agreement (as defined below).

The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, (a) the shares issuable upon the exercise of the warrants owned by Greenbelt and 150,000 2006 Consulting Shares (as defined below) are deemed outstanding for determining the percentage ownership of Shares by Greenbelt, (b) the shares issuable upon the exercise of the warrants owned by Greenway are deemed outstanding for determining the percentage ownership of Shares by Greenway, (c) the shares issuable upon the exercise of the warrants owned by Mr. Kingsley are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof, and (d) the shares issuable upon the exercise of the warrants owned by Mr. Duberstein are deemed outstanding for determining the percentage ownership of Shares by Mr. Duberstein, who is the direct beneficial owner thereof.

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Greenbelt	1,941,330	8.5%
Greenway	976,063	4.2%
Kingsley	6,595,811	26.5%
Duberstein	12,936	0.06%

Greenbelt has direct beneficial ownership of 1,941,330 Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

Greenway has direct beneficial ownership of 976,063 Shares. Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, through their ability to control Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own.

(b) If Greenbelt were to exercise in full the warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote of 1,941,330 Shares, and the sole power to dispose or direct the disposition of such Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

If Greenway were to exercise in full the warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote of 976,063 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, through their ability to control Greenhouse, to may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares which Greenhouse may be deemed to beneficially own.

If Mr. Kingsley were to exercise in full the warrants he holds, which are all presently exercisable, he would have the sole power to vote or direct the vote of 6,595,811 Shares and the sole power to dispose or direct the disposition of such Shares.

If Mr. Duberstein were to exercise in full the warrants he holds, which are all presently exercisable, he would have has the sole power to vote or direct the vote of 12,936 Shares and the sole power to dispose or direct the disposition of such Shares.

(c) Information concerning transactions in the Shares by the Reporting Persons since the filing of Amendment No. 16 is set forth in Item 6.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 12, 2006, BioTime entered into a Revolving Line of Credit Agreement (the “Credit Agreement”) with Alfred D. Kingsley, Cyndel & Co., Inc., and George Karfunkel, investors in BioTime, under which BioTime may borrow up to $500,000 for working capital purposes at an interest rate of 10% per annum. The credit line will expire, and any funds borrowed must be repaid, on the earlier of October 31, 2007 or when BioTime receives $600,000 in new funding through the sale of capital stock, the receipt of licensing and similar fees in excess of $1,000,000, from other borrowing, or any combination of those sources. Under the Credit Agreement, BioTime will prepay, and the credit line will be reduced by, any funds received prior to the maturity date from those sources. In consideration for making the line of credit available, BioTime issued to the investors a total of 100,000 common shares. The line of credit is collateralized by a security interest in BioTime’s right to receive royalty and other payments under its license agreement with Hospira, Inc. Mr. Kingsley has agreed to lend BioTime up to $166,666.67, and he will receive 33,333 Shares, under the Credit Agreement.

From March 26, 2006 through April 1, 2006, warrants entitling Mr. Kingsley to purchase 193,798 shares at prices above the then current market price expired unexercised.

During April 2006, Greenbelt entered into a one year extension of its Financial Adviser Agreement with BioTime, pursuant to which Greenbelt will be entitled to receive a cash fee of $90,000 and 200,000 Shares (the “2006 Consulting Shares”) for services rendered. The 2006 Consulting Shares will be issued in two installments as follows: 150,000 Shares on January 2, 2007 for services rendered through December 31, 2006, and 50,000 Shares on April 2, 2007 for services rendered from January 1, 2007 through March 31, 2007. BioTime has agreed to file a registration statement, at BioTime’s expense, to register the 2006 Consulting Shares for sale under the Securities Act of 1933, as amended, upon Greenbelt’s request.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 34
Revolving Credit Line Agreement between BioTime, Inc, Alfred D. Kingsley, Cyndel & Co., Inc., and George Karfunkel, dated April 12, 2006. (Incorporated by reference to BioTime’s Form 10-K for the year ended December 31, 2005)

Exhibit 35	Security Agreement executed by BioTime, Inc., dated April 12, 2006. (Incorporated by reference to BioTime’s Form 10-K for the year ended December 31, 2005)
Exhibit 36	Form of Revolving Credit Note of BioTime, Inc. in the principal amount of $166,666.67 dated April 12, 2006. (Incorporated by reference to BioTime’s Form 10-K for the year ended December 31, 2005)
Exhibit 37	Financial Adviser Agreement Dated May 11, 2006 between BioTime, Inc. and Greenbelt Corp.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: May 16, 2006

GREENHOUSE PARTNERS, L.P

By: /s/ Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENWAY PARTNERS, L.P.
By: Greenhouse Partners, L.P., its general partner

By: /s/ Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENBELT CORP.

By: /s/ Alfred D. Kingsley
Alfred D. Kingsley, President